VIA FAX AND OVERNIGHT MAIL

June 30, 2006

Mr. Karl Hiller

Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W., MS 7010

Washington, DC  20549

RE:          The Wornick Company

Dear Mr. Hiller:

Reference is made to your letter of June 19, 2006. For ease of reference, we have used the same paragraph numbers as were used in your letter and have included your comment immediately above our response.

References in the “Wornick’s Response” sections of this letter to the words “Wornick,” “the Company,” “we,” “us” and “our,” mean The Wornick Company. References herein to “you,” “your,” “staff” and “Commission” mean the U.S. Securities and Exchange Commission and its staff.

Form 10-K for the Fiscal Year Ended December 31, 2005

Selected Financial Data, page 23

1.                                       You explain that you have included EBITDA and adjusted EBITDA in the filing because it provides information regarding your ability to service and/or incur debt. Given your stated rationale for including the measure, it appears that you should revise to also include a table showing the computation of the relevant covenant ratios, compared to the covenant requirements for the period, and include a discussion addressing the extent to which you have complied with your debt covenants. For further guidance please refer to Question #10 in the FAQ on non-GAAP measures located on our website at the following address:

http://www.sec.gov/divisions/corpfin/faqs/nongapfaq.htm

The Wornick Company’s Response:

The Company is required to meet certain financial covenants associated with amounts outstanding under the Indenture. Measures of EBITDA and adjusted EBITDA however are not part of these financial covenants. The first sentence of footnote (a) on page 25 is not accurate and we will revise this in future filings. Consolidated EBITDA is a defined term in the Indenture; EBITDA measures however are not subject to any required financial covenants. We continue to believe that providing the measures of EBITDA and adjusted EBITDA and the related reconciliation to the most appropriate GAAP measure is useful information to provide to our investors, the reasons for which are set forth in footnote (a) on page 25 of our Form 10-K. The general nature of our financial covenants and our compliance therewith is disclosed in Note 6 of our consolidated financial statements.

A measure of consolidated EBITDA is however required in one related covenant to the Indenture. In order for the Company to incur more debt the Indenture requires the company to maintain a consolidated coverage ratio of 2:1. The consolidated coverage ratio is defined in the indenture as consolidated EBITDA divided by consolidated fixed charges. We will discuss this fact in future filings as part of the liquidity section of our Management Discussion and Analysis.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27

2.                                       We note you have combined the audited financial statements of the Predecessor and Successor to arrive at amounts for the year ended December 31, 2004, and refer to the result as unaudited pro forma information. You proceed to state that the pro forma information provided “… does not purport to represent what [your] consolidated results of operations would have been if the Company had actually been formed on January 1, 2004, nor have [you] made any attempt to either include or exclude expenses or income that would have resulted had the acquisition actually occurred on January 1, 2004.”

As noted in Article 11-02(a) of Regulation S-X, the objective of pro forma financial information is to provide investors with information regarding the continuing impact of a transaction by showing how it might have affected historical financial statements if the transaction had been consummated at an earlier date. Therefore, labeling the combined statements as pro forma and including the disclosure noted above is not consistent with the objective of pro forma financial information. Notwithstanding this observation we also find your labeling to be inconsistent with the preparation of the financial information, as it does not reflect the results of the transaction as if it occurred at an earlier point in time. Further, MD&A should be based on historical results.

Given the method of compiling the information that you describe, and provided that you are able to justify the meaningfulness of the results, you may be able to label the amounts resulting from adding the successor and predecessor results for 2004 as “Non-GAAP Combined,” while showing clearly the summation of predecessor and successor results.

The Wornick Company’s Response:

The Company understands and agrees with the Staff’s recommendation. We will revise the references to this information as “Non-GAAP Combined” in all future filings.

Results of Operations, page 31

3.                                       To the extent fluctuations in your results of operations are due to the effects of purchase accounting, you should specifically identify and quantify the items to provide the reader with the impact of unusual items, and a sense of the indicative value that previous results have with respect to future results.

The Wornick Company’s Response:

The most significant items related to purchase accounting impacting our operations relate to: (i) inventory step-up in 2004; (ii) additional amortization expense related to identifiable intangibles assets; and (iii) additional depreciation expense related to the revaluation of our tangible fixed assets as of the acquisition date.

Purchase accounting related items impacting the Successor Company financial statements for the six months ended December 31, 2004 were: (i) the $1.7 million inventory step-up charge included as a component of cost of sales; (ii) amortization of identifiable intangibles of $2.4 million; and (iii) depreciation expense of approximately $350,000.

Purchase accounting items impacting the Successor Company financial statements for the year ended December 31, 2005 were: (i) amortization of identifiable intangible assets of $4.7 million; and (ii) depreciation of approximately $700,000.

We did not consider these items to significantly impact the comparability of our results of operations. We will however revise our Management Discussion and Analysis in future filings to include the effect of the inventory step-up charge and the amortization of the identifiable intangible assets on the comparability of our results of operations. We do not believe the effect of the additional depreciation expense is significant enough to warrant further disclosure in our Management Discussion and Analysis.

Other Information, page 41

4.                                       We note that on March 30, 2006 you were awarded a 25 percent share level of the MRE-26 to 30 DoD contract. Please disclose how this level of award compared to your expectations, related to similar activity reflected in your historical financial statements, and the reasonably likely impact to future operations.

The Wornick Company’s Response:

We were awarded a 25% share level of the MRE 26-to-30 Department of Defense (DoD) Contract. This 25% share level award is in line with our expectations and most importantly consistent with our financial strategy to balance revenue attainment with gross profit. The share level award and Five Year Weighted Average Pricing for Wornick and our two competitors are as follows:

—	Wornick (25% award):	$67.46 per MRE case
—	AmeriQual (40% award):	$53.80 per MRE case
—	Sopakco (35% award):	$53.63 per MRE case

In addition, based on the DoD’s calculated Economic Price Adjustment Contract for the MRE share level award, the estimated Five Year Revenue Value for Wornick and our two competitors are as follows:

—	Wornick:	$163,811,000 dollars
—	AmeriQual:	$200,300,600 dollars
—	Sopakco:	$182,811,000 dollars

Finally, our overall margins from the DoD are estimated to increase in the periods covered by this MRE award. We will expand our disclosures in future filings to reflect this fact. An example of such a disclosure is as follows:

“On March 30, 2006, we were notified by Defense Supply Center Philadelphia that The Company was awarded a 25% share level of the MRE-26-to-30 DoD contract which runs from fiscal 2006 through 2010. Most recently, our share of similar MRE contracts had been 35%. While this share level is slightly below historical levels, this will not have any impact on our results of operations or cash flows as we continue to expect increased revenue from fiscal 2006-2010 due to the other areas of our diverse military business.”

Financial Statements, page F-1

Note 14 - Operating Segment Information, page F-20

5.                                       You explain that goodwill is not assigned to the operating segments, but rather is reported within corporate assets. Paragraph 34 of SFAS 142 requires goodwill to be assigned to one or more reporting units as of the acquisition date, for purposes of testing goodwill for impairment. Please tell us if you have allocated goodwill and tested it for impairment at the reporting level unit level. If so, the guidance in paragraph 52(c) of SFAS 141 explains that if a company is required to disclose segment information in accordance with SFAS 131, then the amount of goodwill by reportable segment shall also be disclosed. If applicable, revise your disclosures to allocate goodwill to the respective reportable segments.

The Wornick Company’s Response:

Historically, we had assessed goodwill for impairment at the enterprise level because of the high interrelation of our operating segment operations related to our one significant customer (the United States Department of Defense). In consideration of the Staff’s comment, we have allocated goodwill to our two operating segments based upon their relative fair values as of the acquisition date. There are no reporting units below the operating segment level. In this regard, the goodwill allocated to the Right Away Division and to the Prepared Foods Division as of the acquisition date was $28.9 million and $48.6 million, respectively. We have subsequently tested goodwill for impairment at the operating segment level and determined that there was no impairment based upon the relative fair values of these respective operating segments as determined at the end of our fiscal year. We believe (based on our assessment of the guidance as set forth in Staff Accounting Bulletin No. 99) that the lack of strict compliance with Generally Accepted Accounting Principles by: (i) not assessing goodwill for impairment at the operating segment level; and (ii) by not providing the disclosures as set forth in Paragraph 52(c) of SFAS No. 141 were not material to our previously issued financial statements and filings. We will, however; now assess goodwill for impairment at the operating segment level and will also revise our goodwill disclosures in future filings to comply with the guidance of Paragraph 52(c) of SFAS No. 141.

Form 10-Q for the Quarterly Period Ended April 1, 2006

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 15

6.                                       Within your discussion of restructuring activities, you refer readers to additional information in Note 11 of your financial statements. However, there is no Note 11 provided with the financial statements. Please revise your document to include the information referred to as being provided in Note 11 and correct any referencing discrepancies that may exist.

The Wornick Company’s Response:

The Company acknowledges the Staff’s comment. The correct note reference should be Note 3. We will correct this in future filings.

7.                                       You explain that a portion of the increase in other income (expense) is a result of additional amortization associated with the asset retirement obligations on machinery and equipment. Paragraph 14 of SFAS 143 requires that accretion expense be recorded as an operating item in the statement of income. As such, it appears that you may need to revise your financial statements and related disclosures to present the accretion of asset retirement obligations as a component of operating profit (loss) to comply with this guidance. If you conclude such a reclassification is not necessary because the amounts are not material, please provide us your analysis that led you to that conclusion.

The Wornick Company’s Response:

The amount of amortization expense related to the asset retirement obligation in the first quarter of 2006 was approximately $80,000. This amount was improperly classified as a non-operating expense in our first quarter financial statements. We have assessed the impact of this misclassification on our first quarter financial statements (based on our assessment of the guidance as set forth in Staff Accounting Bulletin No. 99) and have determined the effects to be immaterial. The amount in question represents approximately 2.3% of the amounts of both total operating income and total other expense and has no impact on the reported amount of pretax income or net income. We do not believe this effect to be significant either quantitatively or qualitatively. We will correct this classification in our second quarter financial statements.

The Company acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosures in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or would like to discuss any of the responses above, please contact me directly at my office number (513) 552-7448 at your convenience.

Sincerely,

/s/ Brian A. Lutes
Brian A. Lutes
Chief Financial Officer and Treasurer
Vice-President, Finance and Administration

cc

Mark A. Wojciechowski, Staff Accountant

Facsimile Number: (202) 772-9369